Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report - April 2019

Mumbai, May 3, 2019: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic Sales & Export for April 2019

Category	Vehicle Model	Production		Domestic Sales		Exports
		APR 2018	APR 2019	APR 2018	APR 2019	APR 2018	APR 2019
Micro	NANO	45	0	42	0	0	0
Compact	INDICA,INDICA VISTA, INDIGO CS, ZEST,BOLT, TIAGO, TIGOR	11045	9217	10615	6106	19	22
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	0	0
UV1	SUMO, NEXON	5196	4932	5341	3976	80	30
UV2	SAFARI, HARRIER	364	2653	419	2324	0	0
UV3	ARIA, HEXA	1050	395	818	288	1	0
V1	MAGIC EXPRESS	0	515	0	523	1	0
V2	ACE MAGIC, MAGIC IRIS	545	353	1922	171	2	53
N1- A1	ACE, ACE EX, ACE Zip	13277	13085	10046	10964	434	166
N1- A2	Super ACE, TATA207, XENON, Winger DV	5190	3391	4574	3032	458	287
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	147	300	76	49	5	1
M2- A2	Winger 14 seats, SFC407, CityRide	320	139	270	294	19	20
N2- A1	SFC407, LPT407	817	638	1182	1175	106	37
N2- A2	SFC709, LPT709	1452	1011	424	354	106	54
N2- A3	LPT9109	706	806	837	1245	73	47

Category	Vehicle Model	Production		Domestic Sales		Exports
		APR 2018	APR 2019	APR 2018	APR 2019	APR 2018	APR 2019
N2- A4	LPT1109	510	671	786	772	285	66
M3- A2	LP709, SFC410, LP410	1467	1396	1212	1150	78	84
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	855	1035	712	553	67	18
M3- C2	LPO1512, LPO1612, Starbus, Divo	362	346	207	198	54	65
N3- A1	LPT1613, LPK1616, SK1613	3055	3232	1427	1824	949	336
N3- B1(a)	LPT2518, LPK2518	2861	2858	3310	3606	172	86
N3- B1(b)	LPT3118	6626	5142	5982	2714	1	12
N3- B2(b)	LPS3518. LPS3015, LPS3516	300	225	292	178	27	3
N3- B2(d)	LPS4018, LPS4023	1290	375	1292	522	63	6
N3- B2(e)	LPS4928	1699	1137	1725	559	10	9

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.